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                               October 7, 2021

       Timothy Warbington
       Chief Executive Officer
       Creative Medical Technology Holdings, Inc.
       211 E. Osborn Road
       Phoenix, AZ 85012

                                                        Re: Creative Medical
Technology Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 28,
2021
                                                            File No. 333-259834

       Dear Mr. Warbington:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed September 28, 2021

       Cover page

   1. We note your disclosure that the units will be offered at an "assumed" price. We further note that you are
subject to the reporting requirements of Section 13(a) or 15(d) of the
                                                        Exchange Act, as
applicable. Please revise to state the price of the securities to the public.
                                                        If you are not able to
state the price, explain the method by which the price is to be determined. Refer to
Instruction 2 to Item 501(b)(3) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Timothy Warbington
Creative Medical Technology Holdings, Inc.
October 7, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Celeste Murphy at 202-551-3257 or Christine Westbrook at 202-551-
5019 with any questions.



                                                           Sincerely,
FirstName LastNameTimothy Warbington
                                                     Division of Corporation
Finance
Comapany NameCreative Medical Technology Holdings, Inc.
                                                     Office of Life Sciences
October 7, 2021 Page 2
cc:       Zev M. Bomrind, Esq.
FirstName LastName